Mail Stop 3561

December 29, 2009

Chad B. Hoehne
Chief Executive Officer
Table Trac, Inc.
15612 Highway 7, Suite 331
Minnetonka, Minnesota 55345

> **Re: Table Trac, Inc.**
> **File No. 001-32987**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q: For the Quarter Ended June 30, 2009**
> **Form 10-Q: For the Quarter Ended September 30, 2009**

Dear Mr. Hoehne:

 We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year ended December 31, 2008

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

1. In future filings, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. For example, please consider discussing cash receipts from the sale of products and cash payments to acquire materials. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for

a reader to analyze the change in the amount of cash provided by or used in operations. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Results of Operations

2. We note from your Form 10-Q for the quarter ended June 30, 2009 that you present a discussion and analysis of revenue by type. In future filings, please present a similar discussion and analysis in your Form 10-K.

3. In future filings, please consider quantifying and discussing the significant components of costs of sales, such as labor, materials, etc., similar to your disclosure of the components of SG&A expenses. In addition, please provide a description of the nature of your costs of sales, such as the degree to which they are fixed or variable.

Item 8. Financial statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Accounts Receivable

4. Please revise to describe the payment terms typically required of customers. In addition, please quantify the total amount of net accounts receivable related to sales installment contracts at the balance sheet date and describe their payment terms.

Form 10-Q: For the Quarter Ended June 30, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable/Allowance for Doubtful Accounts

5. We note that you recorded an allowance of $138,500 for doubtful accounts receivable during the second quarter of 2009. Please tell us the specific events that triggered recognition of this allowance and tell us whether amounts recognized related to specific receivables or a general allowance, and if related to a general allowance, how amounts were determined.

Form 10-Q: For the Quarter Ended September 30, 2009

Participation Revenue

6. With regard to participation revenue, you state that the amount of revenues are determined based on a percentage of the amount of money processed through the customer's casino gaming system utilizing the Table Trac software. Given that the amount of revenue to be received does not appear to be fixed because it is based on the

amount of money processed by your customers, please tell us how you determined (and will determine) the recoverability of deferred system sales costs.

Note 3. Notes Receivable/Interest Receivable

7. We note your accounting policy for recognizing revenue on participation based contracts in your March 31, 2009 Form 10-Q states that amounts are recognized as collected. We also note your policy in your September 30, 2009 Form 10-Q states amounts are "determined and billed" monthly, but does not state when they are recognized. Finally, we note your disclosure here that you recorded a reserve of $45,800 for past due accounts receivable related to participation revenue earned and unreimbursed expenses. Please advise us as to what your recognition policy was at September 30, 2009. If your policy changed to recognizing revenue when billed rather than when collected, please tell us how you established collectability on these types of contracts. If your policy remained unchanged and was to recognize revenue upon collection, please tell us why you recognized a receivable for participation revenue.

Note 7. Subsequent Events

8. We note that after one of your customers discontinued their business you took repossession of the equipment that was installed. Please tell us what your future plans are for this equipment. In addition, please clarify for us the basis for taking an impairment charge of $29,000, which is less than the net book value of the deferred costs.

9. We note that on October 26, 2009, a court order concluded that electronic bingo was illegal in Walker County, Alabama and that this caused one of your customers to discontinue business operations. We note that this customer was an expected source of future participation-based revenues. As such, this appears to be a material event impacting your company. In the future, please ensure that you consider the requirement to file Form 8-Ks upon the occurrence of material events in order to timely notify your investors of their existence.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief